EXHIBIT 99.1

TDC Divests Dan Net

The sales price is EUR 160m (DKK 1.2bn) and in connection with the transaction TDC receives a dividend of EUR 21m (DKK 159m) from Dan Net.

Copenhagen, Denmark - TDC has signed an agreement to divest Dan Net A/S, a provider of inter-operator billing services for mobile and fixed telecommunications providers, electronic data interchange (EDI) and E-business solutions, to MACH S.a.r.l, which is owned by Advent International and Providence Equity Partners. After the close of the transaction, Dan Net will be combined with MACH thereby creating a leading global provider of inter-operator billing services.

The sales price is EUR 160m (DKK 1.2bn) and in connection with the transaction TDC receives a dividend of EUR 21m (DKK 159m) from Dan Net. TDC's gain after tax from the sale of the shares is estimated to be DKK 1.0bn, The transaction is subject to competition authorities' approval in several countries.

Dan Net was established in 1987 as a joint venture between IBM Danmark and KTAS, which later was merged into TDC. In 1999 TDC took 100% control of Dan Net, when a 50% stake was bought from IBM for DKK 148m. Since 1999 revenues have grown from DKK 176m to DKK 381m in 2003 and EBITDA have grown from DKK 28m to DKK 150m.

Dan Net is 100% owned by TDC Solutions.

"We have focused TDC's business towards customer oriented communications solutions such as broadband, mobile and traditional telephony and as such the divesture of Dan Net should be seen as an exit of an activity on the edge of TDC's core. In the 5 years we have had full control of Dan Net we have developed the company further and the significant value creation of that effort is now materializing as we sell a well-managed and profitable business to MACH", says Henning Dyremose, President and CEO of TDC.

For further information please contact TDC Investor Relations at +45
3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com